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SECURIT_____ 05038076 _____ SION

ANNUAL ____ RT

FORM X-17A-5
PART III

SEC FILE NUMBER

8- *26224*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING ____12/31/04____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wharton Equity Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

994 Old Eagle School Road

(No. and Street)

Wayne   PA   19087

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malcolm A. Morrison   610 293-1484

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cogen Sklar LLP

(Name – *if individual, state last, first, middle name*)

150 Monument Road   Bala Cynwyd   PA   19004

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Malcolm A. Morrison_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Wharton Equity Corporation_____ , as of ___December 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NOTARIAL SEAL
Christine F. Morrison, Notary Public
Tredyffrin Twp., County of Chester
My Commission Expires April 25, 2005

_____Signature_____

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON EQUITY CORPORATION

CONTENTS



COGEN SKLAR LLP

Certified Public Accountants
Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Wharton Equity Corporation
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Wharton Equity Corporation as of December 31, 2004 and 2003, and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wharton Equity Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 18, 2005

150 Monument Road . Suite 500 . Bala Cynwyd . PA . 19004 . USA
610.668.9700 . Fax: 610.668.2181 . www.CogenSklar.com

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 139,446	$ 135,775
Concessions receivable	211,217	59,264
Brokerage house deposits	54,002	53,543
Income tax refund due	-	17,000
Prepaid expenses	7,228	7,189
TOTAL ASSETS	$ 411,893	$ 272,771
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable	$ 182,326	$ 53,339
Accounts payable and accrued expenses	2,429	2,233
Income taxes payable	2,550	-
TOTAL LIABILITIES	187,305	55,572
STOCKHOLDER'S EQUITY		
COMMON STOCK - no par value; 1,000 shares authorized, issued and outstanding	8,025	8,025
ADDITIONAL PAID-IN CAPITAL	36,475	36,475
RETAINED EARNINGS	180,088	172,699
TOTAL STOCKHOLDER'S EQUITY	224,588	217,199
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 411,893	$ 272,771

The accompanying notes are an integral part of these financial statements.

WHARTON EQUITY CORPORATION
STATEMENTS OF INCOME
DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Concessions	$ 3,133,908	$ 3,323,957
Miscellaneous	1,405	5,033
Interest	459	1,638
	3,135,772	3,330,628
OPERATING EXPENSES	3,124,708	3,364,373
INCOME (LOSS) BEFORE INCOME TAXES	11,064	(33,745)
PROVISION FOR (REFUND OF) INCOME TAXES	3,675	(10,216)
NET INCOME (LOSS)	$ 7,389	$ (23,529)

The accompanying notes are an integral part of these financial statements.

WHARTON EQUITY CORPORATION
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 7,389	$ (23,529)
Adjustments to reconcile net income (loss)		
to net increase (decrease) in cash		
(Increase) decrease in assets		
Concessions receivable	(151,953)	75,308
Brokerage house deposits	(459)	(337)
Income tax refund due	17,000	(17,000)
Prepaid expenses	(39)	(2,308)
Increase (decrease) in liabilities		
Commissions payable	128,987	(59,926)
Accounts and taxes payable	2,746	(19,573)
NET INCREASE (DECREASE) IN CASH	3,671	(47,365)
CASH - BEGINNING OF YEAR	135,775	183,140
CASH - END OF YEAR	$ 139,446	$ 135,775
SUPPLEMENTAL DISCLOSURES OF CASH FLOW		
INFORMATION		
Cash paid during the year for:		
Income taxes	$ -	$ 9,500

The accompanying notes are an integral part of these financial statements.

WHARTON EQUITY CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE - JANUARY 1, 2003	$ 8,025	$ 36,475	$ 196,228	$ 240,728
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2003	-	-	(23,529)	(23,529)
BALANCE - DECEMBER 31, 2003	8,025	36,475	172,699	217,199
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2004	-	-	7,389	7,389
BALANCE - DECEMBER 31, 2004	$ 8,025	$ 36,475	$ 180,088	$ 224,588

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Wharton Equity Corporation was incorporated in Delaware on March 16, 1981. The Company sells investments on a concession basis to customers located in the Eastern United States.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Concessions Receivable
Concessions are recognized as income on the date they become payable by the dealer or insurance company. No allowance for bad debts is considered necessary.

Income Taxes
The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability approach is required. Such an approach would result in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Since there are no temporary differences, no provision is necessary.

Comprehensive Income
Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

NOTE 2 – CONCENTRATION OF CREDIT RISK INVOLVING CASH

During the year, the Company may have deposits with major financial institutions, which exceed Federal Depository Insurance limits. These financial institutions have strong credit ratings, and management believes that credit risk related to these deposits is minimal.

NOTE 3 – CORPORATE INCOME TAXES

Current income tax expense for the years ended December 31, 2004 and 2003 consists of the following:

	2004	2003
Federal (Refund)	$ 2,585	$ (7,500)
State	1,090	(2,716)
	$ 3,675	$ (10,216)

NOTE 4 – NET CAPITAL

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The Company had net capital as defined under Rule 15c3-1 of $188,469 and $204,084 at December 31, 2004 and 2003; net capital requirements were $50,000 at December 31, 2004 and 2003.

NOTE 5 – LEASES

For the years ended December 31, 2004 and 2003, total rental expense under leases amounted to $16,581 and $15,570. At December 31, 2004, the Company was obligated under a noncancellable operating lease arrangement for office facilities as follows:

YEAR ENDING DECEMBER 31,	LEASE OBLIGATION
2005	$15,150

WHARTON EQUITY CORPORATION
SCHEDULES OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Commissions	$ 2,743,299	$ 2,969,490
Payroll - officers	180,000	193,000
Payroll - office	66,765	60,938
Payroll taxes and benefits	33,939	37,074
Office supplies and expense	46,685	55,967
Rent	16,581	15,570
Insurance	3,786	1,583
Health insurance	9,552	2,096
Professional fees	15,219	11,820
Registration fees	3,843	12,783
Telephone	4,586	3,635
Miscellaneous taxes	240	-
Publications and subscriptions	213	417
TOTAL OPERATING EXPENSES	$ 3,124,708	$ 3,364,373

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES
Total stockholder's equity qualified for net capital $224,588

DEDUCTIONS
Non-allowable assets:
Prepaid expenses 7,228
Excess of concessions receivable over commissions payable 28,891
36,119

NET CAPITAL $188,469

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition:
Commissions payable $182,326
Accounts and taxes payable 4,979

Total aggregate indebtedness $187,305

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED: (BASED ON AGGREGATE
INDEBTEDNESS) .... $ 12,491

MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING
DEALER .... $ 50,000

NET CAPITAL REQUIREMENT .... $ 50,000

EXCESS NET CAPITAL $138,469

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL .... .98 to 1

NET CAPITAL RECONCILIATION UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 17a-5(d)(4)

Net capital as reported on (unaudited) FOCUS Report Part IIA - December 31, 2004 (as amended)	$ 218,890
Increase of cash	301
Decrease of prepaid expenses	(301)
Adjustment of non-allowable assets	301
Adjustment for change in income tax accrual	(1,831)
Adjustment of commissions receivable over commissions payable	(28,891)
NET CAPITAL	$ 188,469

COGEN SKLAR LLP

◆

Certified Public Accountants
Business Consultants

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Wharton Equity Corporation
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Wharton Equity Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Wharton Equity Corporation is limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of such issuer, who promptly transmits to such issuer all funds and promptly delivers to the subscriber all securities received in connection therewith, and who does not otherwise hold funds or securities for or owe money or securities to customers. Consequently, it claims exemption under SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

-11-

◆

150 Monument Road . Suite 500 . Bala Cynwyd . PA . 19004 . USA
610.668.9700 . Fax: 610.668.2181 . www.CogenSklar.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 18, 2005